SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 March 16, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X  Form 40-F __
                                      ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No  X
                                              ---
(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
              Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No  X
                                              ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes _____ No  X
                                              ---

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          the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: March 16, 2006           By       Theresa Robinson
      --------------                    -----------------

                                        Name: Mrs T Robinson
                                        Group Secretariat Co-ordinator

16 March 2006                                                  [GRAPHIC OMITTED]


Letter of Intent signed for the (euro)826m ((pound)570m) disposal of Corus' aluminium rolled products and extrusions businesses to Aleris International Inc.

Corus Group plc (Corus) and Aleris International Inc. (Aleris) have today announced that they have signed a Letter of Intent for the proposed acquisition by Aleris of Corus' downstream aluminium rolled products and extrusions businesses for a gross consideration of (euro)826m ((pound)570m).

Corus' equity stakes in its Canadian and Chinese joint ventures are also included within the proposed transaction. Corus' smelting operations would remain within Corus and would supply Aleris under a long-term agreement. Corus and Aleris would also enter into an agreement related to research, development and technology.

Internal consultation and advice processes related to the transaction have commenced. It is intended that a Sale and Purchase Agreement would be entered into once these processes are completed. The proposed transaction would be subject to external regulatory clearances from the European Commission and other regulatory authorities in different jurisdictions, including the US.

The net disposal proceeds, after deducting pension liabilities but excluding minority interests and net debt, would be approximately (euro)728m ((pound)502m). These proceeds would be used to further strengthen the Group's balance sheet and develop the carbon steel business.

Philippe Varin, Chief Executive of Corus said, "The proposed sale of the downstream aluminium operations to Aleris secures a strong future for these businesses, represents good value for Corus and is an important step in the Group's strategy."

Gerhard Buddenbaum, Divisional Director Aluminium said, " This is good news for our employees and customers. The two businesses complement each other and share the same strategic vision."

For further information, please call:


Corus Group plc

Emma Tovey, Investor Relations: Tel: +44(0) 20 7717 4514

Annanya Sarin, Corporate Relations: Tel: +44(0) 20 7717 4532


Notes

1. An exchange rate of (euro)1.45 has been used in this announcement for illustrative purposes.
2. ABN AMRO and Credit-Suisse are advising Corus on this transaction.




Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)10 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 47,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.


Aleris International Inc. is a major North American manufacturer of rolled aluminium products and is a global leader in aluminium recycling and the production of specification alloys. Aleris is also a leading manufacturer of value-added zinc products that include zinc oxide, zinc dust and zinc metal. Headquartered in Beachwood Ohio, a suburb of Cleveland, the Company operates 42 production facilities in the United States, Brazil, Germany, Mexico and Wales, and employs approximately 4,200 employees. For more information about Aleris please visit the website at www.aleris.com.